[Nature Vision, Inc. letterhead]

July 5, 2005

United States
Securities and Exchange Commission 450 Fifth Street N.W. Judiciary Plaza Washington, D.C. 20549	Via EDGAR and Courier

Attn:	Angela Crane, Esq.

Re:	Nature Vision, Inc. ("Nature Vision" or "the Company") Form 10-KSB for the year ended December 31, 2004 Commission File No.: 0-7475

Dear Ms. Crane:

        I am providing the following information in response to the Staff’s comments dated June 22, 2005. The paragraph numbers correspond to the paragraph numbers contained in your correspondence.

Form 10-KSB for the year ended December 31, 2004

Note 2, Reverse Merger – Page F-12

1.	The Board of Directors of Photo Control valued the shares based upon the following methodology and guidance in determining the discount off the trading market value of common stock provided to Mr. Kiphart in the August 31, 2004 purchase of restricted common stock shares:

•	Significant restrictions that warranted a discount. The restrictions included voting restrictions and registration restrictions.

•	Limited market or trading volume of the Company’s unrestricted common stock particularly in relationship to the significant amount of shares Mr. Kiphart purchased.

United States
Securities and Exchange Commission
July 5, 2005

•	The direct sale of the restricted shares of common stock to Mr. Kiphart allowed the Company to avoid the expense and time generally associated with the sale of common stock. Therefore, a discount to market was deemed appropriate and warranted. In addition, no due diligence, which the Company might have had to pay for, was required on the part of Mr. Kiphart.

•	Discount off the freely-trading market value was not in connection with any board services.

•	Lastly, based on discussions with our professional advisors, a 30% discount was within the range of discounts used in comparable PIPE transactions.

Following are specifics related to the comments noted above.

Significant restrictions that warranted a discount

The shares issued to Mr. Kiphart were restricted shares and Mr. Kiphart relinquished his voting rights for a period of 2 years following the purchase. In addition, Mr. Kiphart did not receive any registration rights in connection with the purchase of the common shares. The following comments address the consideration of the restrictions on the market value based on accounting guidance and certain SEC guidance.

The most objective evidence of value, if available, is the quoted market price of the same or similar publicly traded securities of the issuer, but other factors such as volatility of market prices for the securities, number of shares issued in relation to number of shares traded and restrictions on voting privileges or subsequent disposition of the securities should be considered. As stated in FAS 141, par. 22, numerous factors enter into the valuation of equity securities issued in a business combination accounted for by the purchase method, and the quoted market price on a given day is not an absolute value indicator as possible effects of price fluctuations, quantities traded, issue costs and the like should be considered. The readily available market quotations refer to reports of current public quotations for securities similar in all respects to the securities being issued. No such current public quotations existed in this case of restricted securities for the stock issued to Mr. Kiphart.

The following guidance from SEC FRP 404 (SEC 4930.404.04) was also considered for valuing the issuance of the restricted shares to Mr. Kiphart. Pursuant to SEC FRP 4930.404.04, related to valuation of portfolio

United States
Securities and Exchange Commission
July 5, 2005

securities of an investment company, the fair value of restricted securities must be determined in good faith by the board of directors. While we are not an investment company pursuant to SEC rules, the valuation of the restricted common shares issued to Mr. Kiphart, we believe, results in a need to review other factors such as volatility, number of shares issued in relationship to shares outstanding and the voting and registration restrictions agreed to by Mr. Kiphart. Restricted securities are often purchased at a discount, frequently substantial, from the market price of outstanding unrestricted securities of the same class.

Limited market or trading volume

Our stock is thinly traded and the issuance of a very large block of the restricted common shares to Mr. Kiphart (approximately 16% of the outstanding stock after the August 31, 2004 merger and approximately 38% of Photo Control’s outstanding common stock before the merger) provides for an illiquid market to trade the shares in the near term, because they cannot be readily sold at current market prices, even without the restrictions, we believe a discount to market was warranted for this fact.

Direct sale of the restricted stock avoided expense and time generally associated with the sale of stock

The direct sale of restricted securities permitted the sellers to avoid the expense, time and other factors which registration entails. In addition, the Company was not required to pay for any costs related to due diligence fees or investment banking fees generally associated with the sale of securities. In our case, we did not hire an investment banker and, as such, the typical fee due the investment banker was not required and also was a factor used to determine the market value negotiated with Mr. Kiphart.

Discount was not in connection with board services

Mr. Kiphart was an independent director prior to the merger and continues to be an independent director at this time. The discount provided was not in exchange for board services or any other services rendered or to be rendered. Mr. Kiphart has received options prior to and subsequent to the merger in an amount equal to other independent directors at the time of issuance.

United States
Securities and Exchange Commission
July 5, 2005

Discounts on PIPE transactions

We received advice from our professional advisors that a 30% discount was within the range of discounts used in comparable PIPE transactions.

Conclusion

The valuation of restricted securities by reference to the market place for unrestricted securities of the same class assumes that the market price for unrestricted securities of the same class is representative of the fair value of the securities. We believe this is not the case, as the market for our unrestricted securities is not a true indicator of value of the restricted shares the Company issued to Mr. Kiphart. In summary, we believe there is no automatic formula by which a company can value restricted securities. We believe the discount negotiated with Mr. Kiphart for the sale of restricted common shares by our board of directors was based in good faith, using all the facts and circumstances and the proceeds received for the sale of the restricted common stock represents fair value.

2.     The pro forma adjustments are for the elimination of the historical depreciation expense on property and equipment and amortization expense on identifiable intangible assets owned by Photo Control Corporation prior to the merger and also included the addition of depreciation and amortization related to those assets based on the revised valuation. Therefore, the pro forma results of operations for the years ended December 31, 2004 and 2003 include the entire 12 months of depreciation and amortization expense for the assets acquired based on the revised cost basis determined pursuant to FAS 141. The primary portion of these adjustments for depreciation is related to the cost of the Photo Control Corporation building acquired and for amortization related to the cost of the Photo Control Corporation patent acquired.

        If you have any questions or comments with respect to the foregoing, please contact me at (218) 825-0733.

Regards,

/s/ Michael R. Day
Michael R. Day, Chief Financial Officer

c:	Mr. Steven Stensrud J.C. Anderson, Esq.